August 21, 2007

Mail Stop 3561

By U.S. Mail and facsimile to (973) 496-5080

Mr. Ronald L. Nelson
Chief Executive Officer
Avis Budget Group, Inc.
6 Sylvan Way
Parsippany, New Jersey 07054

> **Re: Avis Budget Group, Inc.**
> **Definitive 14A**
> **Filed April 4, 2007**
> **File No. 001-10308**

Dear Mr. Nelson:

We have limited our review of your definitive proxy statement to your executive compensation disclosure and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Committee, page 8

1. You state that the compensation committee reviews and determines CEO compensation; but that it reviews and approves compensation for other senior executives. Please expand your disclosure to discuss the compensation committee's differing responsibilities with respect to setting CEO and senior executive compensation. Refer to Item 407(e)(3)(i)(B) of Regulation S-K.

Process for Determining Level and Mix of Executive Compensation, page 16

2. Please revise your discussion of the functions performed by your compensation consultants to address for each consultant the nature and scope of its assignment, including its role in determining and recommending compensation, and any other material elements of the consultant's functions. Refer to Item 407(e)(3)(iii) of Regulation S-K.

3. You have indicated that your compensation levels are based on a survey of market data from companies that have comparable revenues. Please identify the benchmark companies for total cash compensation and total direct compensation and discuss why those particular companies were selected from the broader industry surveys reviewed by your compensation consultant and how benchmarking information impacts the weighting of the different elements of the company's compensation program. Refer to Item 402(b)(2)(xiv) of Regulation S-K. In addition, please disclose the actual percentiles for total cash compensation and total direct compensation, as well as the percentiles for their component elements (base salary, annual cash and long-term incentives). This disclosure should include a discussion of where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

4. Please identify the ten public companies that serve as benchmark companies for your perquisite and benefits and stock ownership guidelines and discuss the basis for your assessment that the companies selected "operate in a like manner" to your company.

Process for Determining Compensation Delivered and the Impact of Performance, page 17

5. Please expand your analysis of the elements and levels of compensation paid to the named executive officers. Throughout your Compensation Discussion and Analysis and as to each compensation element, please discuss how you arrived at and why you paid each particular level and form of compensation for 2006. For example, in this section you state that each named executive officer received a

merit increase without discussing the specific bases for the increases. You also indicate that annual and long-term incentive awards were based on both objective and subjective criteria without discussing how specific awards were determined. Please revise your Compensation Discussion and Analysis such that investors are provided with an understanding of the specific factors considered by the committee in ultimately approving particular pieces of each named executive officer's compensation package and describe the reasons why the committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions. Refer to Item 402(b)(1)(v) of Regulation S-K.

6. Please disclose the annual performance targets for the most-recently ended fiscal year and the long-term targets for your performance-based RSUs. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. Please provide insight into the factors considered by the committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

7. We note that performance targets are set at the beginning of the year. We remind you that the Compensation Discussion and Analysis should address actions regarding executive compensation that were taken after the end of your last fiscal year. Accordingly, please disclose your post-2006 targets, to the extent established. Please give adequate consideration to Instruction 2 to Item 402(b) in fashioning your disclosure pursuant to the item requirement. See Section II.B.1 of Commission Release 33-8732A. We also refer you to the prior comment for additional instructions regarding your obligations (which include supplemental submission of detailed confidentiality analyses as well as enhanced disclosure) should you believe that any targets may be appropriately omitted.

8. Your disclosure suggests that different elements of compensation (such as base salary and annual incentive compensation) are significantly impacted by individual performance. Please provide additional detail and an analysis of how individual performance contributed to actual 2006 compensation for the named executive officers, including specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and

factored into specific compensation decisions. See Item 402(b)(2)(vii) of
Regulation S-K.

Summary Compensation Table, page 25

9. As noted in Section II.B.1 of Commission Release 33-8732A, the Compensation
Discussion and Analysis should be sufficiently precise to capture material
differences in compensation policies with respect to individual named executive
officers. Please provide a more detailed analysis of how and why the
compensation and equity grants of Mr. Nelson differ so widely from that of the
other named executive officers. If policies or decisions relating to a named
executive officer are materially different than the other officers, please discuss on
an individualized basis.

10. Please consider whether any portion of your annual incentive awards are a part of
a non-equity incentive plan. If you do not believe that the awards are made under
a plan, please revise your disclosure to address Question 4.02 of the Compliance
and Disclosure Interpretations dated February 12, 2007.

2006 Pension Benefits Table, page 32

11. Please expand your discussion of the terms and benefits provided under the
defined benefit plan covering Mr. Salerno, including a discussion of the age at
which Mr. Salerno is entitled to receive unreduced benefits. Refer to Item
402(h)(3)(i) of Regulation S-K.

Employment Agreement and Other Arrangements, page 32

12. We direct you to Item 402(j)(1) of Regulation S-K and note that you have not
defined certain key terms of the employment agreements disclosed. Please
concisely define within the proxy (as opposed to a cross-reference), terms such as
"cause" "constructive discharge" and "corporate transaction." In addition, please
identify and specifically discuss the change-of-control provisions, including
triggering events, applicable to your named executive officers.

Policy and Procedures with Respect to Related Person Transactions, page 50

13. Please define the term "related person." Refer to Instruction 1.b.i. of Item 404(a)
of Regulation S-K.

Please respond to our comments by September 21, 2007, or tell us by that time when
you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3314 with any questions.

Sincerely,

Daniel Morris
Attorney-Advisor